THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq.                                                                                                                                                                                                                                                  Craig V. Butler, Esq. *
Edward H. Weaver, Esq.**
Admitted only in California*
Admitted only in Utah**

March 18, 2008

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Mail Stop 4561
Attn:  Linda van Doorn

Re:           China Agro Sciences Corp.
Forms 10-K and 10-K/A for the period ended September 30, 2006
Filed January 16, 2007 and January 24, 2007
File No.  0-49687

Dear Ms. van Doorn:

Pursuant to my telephone call with Bill Demarest on March 11, 2008, we herein provide the following revised response to comment #5 in your letter dated January 24, 2008, regarding the above-listed forms for China Agro Sciences Corp. (the “Company”).  I have summarized your comment in bold followed by the Company’s revised response.

Note 4. Long-Term Debt

5.
Please expand your disclosure to include all pertinent information related to this obligation, including, but not limited to, when the agreement was entered into, the maturity date, and the future minimum payments for the next five years and thereafter.

In the Amended Filing the Company will include the pertinent information related to the long-term debt obligation, including, but not limited to, when the agreement was entered into, the maturity date, and the future minimum payments for the next five years and thereafter.  The balance of the long term debt also now matches the amount on the Company’s balance sheet.  The following will be included in Note 4 to the Company’s restated financial statements:

4.           LONG-TERM DEBT

The Company entered into a fifteen year loan agreement in July 2005.  This obligation bears interest at 0.3% over the prime rate in effect in the PRC and is payable annually, interest only, through July 2009, followed by annual principal installments of approximately 233,000 RMB ($29,000) commencing in August 2010, plus interest with the final payment due in July, 2020.

Future principal loan payments are as follows:

Year ended September 30th (using current year exchange rates)
2007	$-
2008	-
2009	-
2010	29,397
2011	29,397
Thereafter	264,569
$323,363

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.